February 5, 1999

Mr. Gary P. Jensen
Vice President/Finance &
  Chief Financial Officer
John B. Sanfilippo & Son, Inc.
2299 Busse Road
Elk Grove Village, IL 60007

Re:	Second Amended and Restated Note Agreement

Dear Mr. Jensen:

Pursuant to your letter of January 14, 1999, you have advised The Prudential Insurance Company of America ("Prudential"), of the violation by John B. Sanfilippo & Son, Inc. (the "Company") of Sections 6R(e) and 6B(2)(vi) of that certain Second Amended and Restated Note Agreement dated as of January 24, 1997 between the Company and Prudential, as amended (the "Note Agreement") and the occurrence of an Event of Default under Section 7A(xiii) of the Note Agreement, and have requested that Prudential waive any breach of the Note Agreement as a result of the violations of the Fixed Charge Covenant Ratio and restriction on Sunshine's indebtedness to the Company required under the aforementioned sections for the Company's fiscal quarter period ended December 24, 1998, as well as waive any Event of Default under Section 7A (xiii) of the Note Agreement and as a result of the occurrence of an Event of Default by the Company under the Teachers Note Agreement and the Bank Agreement resulting from the breach by the Company of similar provisions of said agreements. You have further requested that Prudential amend Sections 6R(e) and 6B(2)(vi) of the Note Agreement for future Fiscal Quarters.

Capitalized terms used herein shall, unless otherwise defined herein, have the meanings provided in the Note Agreement.

Prudential hereby waives the Event of Default under the Note Agreement resulting from the Company's violation of Sections 6R(e) and 6B(2)(vi) of the Note Agreement for the period ending December 24, 1998 and waives the Event of Default thereunder by virtue of the occurrence of the specified default under Section 7A(xiii) thereof and any defaults under the Note Agreement resulting from such violations of the Teachers Note Agreement or Bank Agreement, whether by means of a cross default to the Note Agreement or as a direct breach of such agreements.

Prudential further agrees to amend the Note Agreement as follows:


1.	Section 6R(e) of the Note Agreement is hereby
amended to provide that for each of the Company's Fiscal Quarters from and after the Fiscal Quarter ended December 24, 1998 to and including the Fiscal Quarter ended September 23, 1999, the Rolling Fixed Charge Coverage Ratio on a consolidated basis as of the end of each Fiscal Quarter shall not be less than 1.25 to
1.0. Thereafter the required Rolling Fixed Charge Coverage Ratio on a consolidated basis as of the end of each Fiscal Quarter shall not be less than 1.75 to 1.0.

2.	Section 6B(2)(vi) of the Note Agreement is hereby
amended to provide that for each of the Company's Fiscal Quarters from and after the Fiscal Quarter ended December 24, 1998 to and including the Fiscal Quarter ended September 23, 1999, the aggregate amount of Indebtedness of Sunshine to the Company shall not exceed $35,000,000. Thereafter, Indebtedness of Sunshine to the Company shall not exceed $30,000,000.

Except as amended hereby, the Note Agreement remains unchanged and in full force and effect.

This waiver and amendment shall not be deemed a waiver of any other Events of Default or any of Prudential's rights and remedies, all of which are hereby expressly reserved or an amendment to any other provisions of the Note Agreement not specifically amended hereby.

Very truly yours,

THE PRUDENTIAL INSURANCE COMPANY OF
AMERICA



By:  /s/ Marie Fioramonti
     --------------------
     Marie Fioramonti

Title: Vice President

ACKNOWLEDGED AND AGREED:

JOHN B. SANFILIPPO & SON, INC.



By:  /s/ Gary P. Jensen
     ------------------
     Gary P. Jensen

Title: Executive Vice President, Finance and Chief Financial Officer